Mail Stop 3010

September 1, 2009

Mr. Thomas J. Riha
Senior Vice President and Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

   Re: WNC Housing Tax Credit Fund VI, L.P., Series 7
           Form 10-K for the Year Ended March 31, 2007
           Forms 10-Q for the quarters ended June 30, September 30, and
           December 31, 2007
           File No. 000-32395

Dear Mr. Riha:

       We have read your supplemental response letter dated July 30, 2009 and have the following comment. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

General

1.   Please amend your filing as proposed in your response letter within 10 business days or tell us when you will provide us with an amendment. Please understand that we may have additional comments after reviewing your amendment.

       You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

                                              Sincerely,

                                              Daniel L. Gordon
                                              Branch Chief